SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 1998
                          ------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                         Commission File Number 0-22641
                                                -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              Trenton Savings Bank, FSB 401(k) Profit Sharing Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Peoples Bancorp, Inc.
                            134 Franklin Corner Road
                         Lawrenceville, New Jersey 08648

                              TRENTON SAVINGS BANK
                          EMPLOYEE'S THRIFT/401(k) PLAN

                       Financial Statements and Schedules

                           December 31, 1998 and 1997


                   (With Independent Auditors' Report Thereon)

                              TRENTON SAVINGS BANK
                          EMPLOYEE'S THRIFT/401(k) PLAN

                       Financial Statements and Schedules

                           December 31, 1998 and 1997



                                      Index








Independent Auditors' Report


Statements of Net Assets Available for Benefits - December 31, 1998 and 1997


Statements of  Changes  in Net  Assets  Available  for  Benefits  - Years  ended
    December 31, 1998 and 1997


Notes to Financial Statements - December 31, 1998 and 1997



                                                                       Schedule
                                                                       --------
Item 27(a) - Schedule of Assets Held for Investment Purposes -             1
 December 31, 1998



Item 27(d) - Schedule of Reportable Transactions - Year ended              2
December 31, 1998

                               [KPMG LETTERHEAD]




                          Independent Auditors' Report


The Compensation Committee of
    the Board of Directors
Trenton Savings Bank:


We have audited the accompanying statements of net assets available for benefits of the Trenton Savings Bank Employee's Thrift/401(k) Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Trenton Savings Bank Employee's Thrift/401(k) Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The 1998 supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the 1998 basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

April 20, 1999

                              TRENTON SAVINGS BANK
                         EMPLOYEE'S THRIFT/401(k) PLAN

                       Statements of Net Assets Available
                                  for Benefits

                           December 31, 1998 and 1997












                                                    1998         1997
                                                   ------       ------
Assets:
  Investment funds at current value (note 5):
   RSI Retirement Trust:
    Core Equity Fund                          $    627,216   $  616,414
    Emerging Growth Equity Fund                    117,976      182,522
    Value Equity Fund                               63,246      113,748
    International Equity Fund                       24,746       19,305
    Short-Term Investment Fund                     103,319      310,433
    Intermediate-Term Bond Fund                    177,033      193,718
    Actively Managed Bond Fund                     181,069      226,520
   Employer Stock Fund                           2,930,697    1,909,986
                                               -----------   ----------
     Total investment funds                      4,225,302    3,572,646
  Cash and cash equivalents                            584          615
  Loans receivable (note 6)                        153,794      148,545
                                               -----------   ----------
     Net assets available for benefits         $ 4,379,680   $3,721,806
                                               ===========   ==========



See accompanying notes to financial statements.

                              TRENTON SAVINGS BANK
                         EMPLOYEE'S THRIFT/401(k) PLAN

                       Statement of Changes in Net Assets
                 Available for Benefits (with Fund Information)

                     Years ended December 31, 1998 and 1997






                                                         1998
                                                  Participant Directed
                                                  --------------------

                                                    Emerging             Inter-    Short-
                              Cash and     Core      Growth     Value   national    Term
                                Cash      Equity     Equity    Equity    Equity  Investment
                             Equivalents   Fund       Fund      Fund      Fund      Fund
                             -----------  ------    --------   ------   -------- ----------
Additions to net assets:
 Employee contributions         $   --     49,708     16,741    10,353    3,537      10,271
 Employer contributions             --    112,435     23,795    15,600    4,922      31,096
                                ------    -------    -------    ------   ------     -------
  Total contributions               --    162,143     40,536    25,953    8,459      41,367
                                ------    -------    -------    ------   ------     -------
 Investment income:
  Dividends and interest            --        --         --        --       --          --
  Net investment gain               --    144,856      1,353    14,771    3,589       6,623
                                ------    -------    -------    ------   ------     -------
  Net investment income             --    144,856      1,353    14,771    3,589       6,623
                                ------    -------    -------    ------   ------     -------
 Interest on loans                  --      3,165      1,487       329      106         834
 Loan repayments                    --     20,123     10,145     1,197      466       3,332
                                ------    -------    -------    ------   ------     -------
  Total additions                   --    330,287     53,521    42,250   12,620      52,156
                                ------    -------    -------    ------   ------     -------
Deductions from net assets:
 Loans                              --    (25,281)   (10,039)   (3,287)    (487)     (5,172)
 Distributions                     (31)   (32,158)    (3,889)  (22,750)    (845)     (7,927)
                                ------    -------    -------    ------   ------     -------
  Total deductions                 (31)   (57,439)   (13,928)  (26,037)  (1,332)    (13,099)
                                ------    -------    -------    ------   ------     -------
Transfers among funds               --   (262,046)  (104,139)  (66,715)  (5,847)   (246,171)
                                ------    -------    -------    ------   ------     -------
  Net increase (decrease) in
   net assets available for
   benefits                         (31)   10,802    (64,546)  (50,502)   5,441    (207,114)
Net assets available for benefits
 at beginning of year               615   616,414    182,522   113,748   19,305     310,433
                                 ------   -------    -------    ------   ------     -------
Net assets available for benefits
 at end of year                  $  584   627,216    117,976    63,246   24,746     103,319
                                 ======   =======    =======    ======   ======     =======


                                                        1998
                                                 Participant Directed
                                                 --------------------
                                   Inter-
                                  mediate-  Actively
                                    Term     Managed
                                    Bond      Bond     Employer     Loans
                                    Fund      Fund    Stock Fund  Receivable   Total
                                 -------     ------   ----------  ----------   ------
Additions to net assets:
 Employee contributions             13,613     7,114      83,127        --     194,464
 Employer contributions             16,961    16,879      58,348        --     280,036
                                    ------    ------     -------    ------     -------
  Total contributions               30,574    23,993     141,475        --     474,500
                                    ------    ------     -------    ------     -------
 Investment income:
  Dividends and interest                --        --      24,450        --      24,450
  Net investment gain               10,988    14,265     135,024        --     331,469
                                    ------    ------     -------    ------     -------
  Net investment income             10,988    14,265     159,474        --     355,919
                                    ------    ------     -------    ------     -------
 Interest on loans                     286       907       4,114        --      11,228
 Loan repayments                     1,447     5,700      29,261    (71,671)       --
                                    ------    ------     -------    --------   -------
  Total additions                   43,295    44,865     334,324    (71,671)   841,647
                                    ------    ------     -------    --------   -------
Deductions from net assets:
 Loans                                (745)   (6,575)    (45,940)    97,526        --
 Distributions                      (1,512)   (9,114)    (84,941)   (20,606)  (183,773)
                                    ------    ------     -------     ------    -------
  Total deductions                  (2,257)  (15,689)   (130,881)    76,920   (183,773)
                                    ------    ------     -------     ------    -------
Transfers among funds              (57,723)  (74,627)    817,268        --         --
                                    ------    ------     -------    ------     -------
  Net increase (decrease) in
   net assets available for
   benefits                        (16,685)  (45,451)  1,020,711      5,249    657,874
Net assets available for benefits
 at beginning of year              193,718   226,520   1,909,986    148,545  3,721,806
                                    ------   -------   ---------    -------  ---------
Net assets available for benefits
 at end of year                   $177,033   181,069   2,930,697    153,794  4,379,680
                                  ========   =======   =========    =======  =========




See accompanying notes to financial statements.

                             TRENTON SAVINGS BANK
                         EMPLOYEE'S THRIFT/401(k) PLAN

                       Statement of Changes in Net Assets
                 Available for Benefits (with Fund Information)

                     Years ended December 31, 1998 and 1997






                                                     1997
                                             Participant Directed
                                             --------------------

                                                        Emerging             Inter-    Short-
                                  Cash and     Core      Growth     Value   national    Term
                                    Cash      Equity     Equity    Equity    Equity  Investment
                                 Equivalents   Fund       Fund      Fund      Fund      Fund
                                 -----------  ------    --------   ------   -------- ----------
Additions to net assets:
 Employee contribution           $      --     66,418     29,691    14,330    3,734      18,710
 Employer contribution                  --     58,684     25,154    12,488    3,093      15,839
                                   -------    -------    -------   -------   ------     -------
  Total contributions                   --    125,102     54,845    26,818    6,827      34,549
                                   -------    -------    -------   -------   ------     -------
 Investment income:
  Dividends and interest                --        --         --        --       --          --
  Net investment gain                   --    112,213     13,444    21,873       47      10,004
                                   -------    -------    -------   -------   ------     -------
  Net investment income                 --    112,213     13,444    21,873       47      10,004
                                   -------    -------    -------   -------   ------     -------
 Interest on loans                      --      2,675      1,452       296       35       1,089
 Loan repayments                        --     11,416      6,560     1,896      127       5,568
                                   -------    -------    -------   -------   ------     -------
  Total additions                       --    251,406     76,301    50,883    7,036      51,210
                                   -------    -------    -------   -------   ------     -------
Deductions from net assets:
 Loans                                  --    (26,001)   (16,528)   (1,589)     --      (17,192)
 Distributions                      (1,841)   (31,793)   (18,206)   (5,443)  (1,832)    (21,405)
                                   -------    -------    -------   -------   ------     -------
  Total deductions                  (1,841)   (57,794)   (34,734)   (7,032)  (1,832)    (38,597)
                                   -------    -------    -------   -------   ------     -------
Transfers among funds                   --      9,479     (7,569)   10,599      --      179,851
                                   -------    -------    -------   -------   ------     -------
  Net increase (decrease) in
   net assets available for
   benefits                          (1,841)  203,091     33,998    54,450    5,204     192,464
Net assets available for benefits
 at beginning of year                 2,456   413,323    148,524    59,298   14,101     117,969
                                   --------   -------    -------   -------   ------     -------
Net assets available for benefits
 at end of year                   $     615   616,414    182,522   113,748   19,305     310,433
                                   ========   =======    =======   =======   ======     =======


                                                    1997
                                             Participant Directed
                                             --------------------


                                    Inter-
                                   mediate-  Actively
                                     Term     Managed
                                     Bond      Bond     Employer     Loans
                                     Fund      Fund    Stock Fund  Receivable   Total
                                   --------  -------   ----------  ----------   -----
Additions to net assets:
 Employee contribution               21,448    21,144      47,762        --     223,237
 Employer contribution               17,082    16,205      45,724        --     194,269
                                    -------   -------   ---------   -------   ---------
  Total contributions                38,530    37,349      93,486        --     417,506
                                    -------   -------   ---------   -------   ---------
 Investment income:
  Dividends and interest                --        --       14,931        --      14,931
  Net investment gain                12,163    22,105   1,250,047        --   1,441,896
                                    -------   -------   ---------   -------   ---------
  Net investment income              12,163    22,105   1,264,978        --   1,456,827
                                    -------   -------   ---------   -------   ---------
 Interest on loans                      300     1,187       4,235        --      11,269
 Loan repayments                      3,044     4,846      10,294   (43,751)        --
                                    -------   -------   ---------   -------   ---------
  Total additions                    54,037    65,487   1,372,993   (43,751)  1,885,602
                                    -------   -------   ---------   -------   ---------
Deductions from net assets:
 Loans                               (5,216)   (6,488)    (10,059)    83,073        --
 Distributions                      (16,467)  (15,022)    (12,812)   (10,606)  (135,427)
                                    -------   -------   ---------   --------  ---------
  Total deductions                  (21,683)  (21,510)    (22,871)    72,467   (135,427)
                                    -------   -------   ---------   --------  ---------
Transfers among funds               (15,444)  (41,589)   (135,327)       --         --
                                    -------   -------   ---------   --------  ---------
  Net increase (decrease) in
   net assets available for
   benefits                          16,910     2,388   1,214,795     28,716  1,750,175
Net assets available for benefits
 at beginning of year               176,808   224,132     695,191    119,829  1,971,631
                                    -------   -------   ---------   -------   ---------
Net assets available for benefits
 at end of year                    $193,718   226,520   1,909,986    148,545  3,721,806
                                   ========   =======   =========   ========  =========




See accompanying notes to financial statements.

                              TRENTON SAVINGS BANK
                          EMPLOYEE'S THRIFT/401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997





 (1)   Summary of Significant Accounting Policies

       General

       The accompanying financial statements of the Trenton Savings Bank Employee's Thrift/401(k) Plan (the Plan) are prepared on the accrual basis of accounting.

       On October 1, 1996, Trenton Savings Bank and subsidiaries (the Bank) acquired Burlington County Bank. Effective the date of merger, Burlington County Bank's employees became eligible to participate in the Plan. Effective August 1, 1996, employees of TSBusiness Finance Corporation (a subsidiary of Trenton Savings Bank) became eligible to participate in the Plan.

       Effective January 1, 1997, in conjunction with the acquisition of Manchester Trust Bank, the Manchester Plan was merged with the Plan and Manchester Trust Bank's employees became eligible to participate in the Plan.

       Management of Trust Funds

       All assets of the Plan other than the stock fund are managed by RSI Retirement Trust (RSI). The Employer Stock fund is managed by Marine Midland Bank.

       Investments

       Investment funds are stated at current value. The current value of investments is based on current market quotations.

       The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual fund objectives, the stock market, interest rates, economic conditions and world affairs.

     Under the terms of the Plan, the following eight investment funds are currently maintained as follows:

              Core Equity Fund - This fund offers potential long-term capital appreciation, with income as a secondary goal. It invests in a broadly diversified group of high-quality, medium to large companies that appear attractively valued and exhibit substantial earnings growth.


                                                                     (Continued)

                              TRENTON SAVINGS BANK
                          EMPLOYEE'S THRIFT/401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



              Emerging Growth Equity Fund - This fund's assets are invested primarily in stocks of smaller companies with higher-than-average potential for earnings growth.

              Value Equity Fund - This growth and income fund seeks capital appreciation over the longer term. It invests in stocks of a broadly diversified group of companies that are selling at low market valuations based on price/earnings ratios and whose shares offer prospects for significant earnings and dividend growth.

              International Equity Fund - This fund seeks capital appreciation by investing primarily in stocks of small, medium and large capitalization companies headquartered in foreign countries to take advantage of opportunities outside the U.S. capital markets.

              Short-Term Investment Fund - This fund invests in high-quality money market instruments with a maximum average maturity of one year. It offers substantial liquidity and little risk of principal loss.

              Intermediate-Term Bond Fund - This fund invests in high-quality, fixed income vehicles that mature within 10 years or have expected average lives of 10 years or less. At least 65% of its assets are invested in securities issued or backed by the United States Government.

              Actively Managed Bond Fund - The maturity structure of this fund is expected to vary substantially, based on the perceived relative attractiveness of different areas of the fixed income market. At least 65% of its assets are invested in securities issued or backed by the United States Government.

              Employer Stock Fund - This fund enables participants to purchase shares of the Bank's holding company, Peoples Bancorp, Inc. common stock.

       Use of Estimates

       A number of estimates and assumptions have been made with respect to the determination of the fair values of assets and related investment income to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.


 (2)   Description of Plan

       The  following  brief  description  of the Plan is  provided  for general
       information  purposes  only.   Participants  should  refer  to  the  plan
       agreement for more complete information.

                                                                     (Continued)

                              TRENTON SAVINGS BANK
                          EMPLOYEE'S THRIFT/401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


       The Plan is a defined contribution plan which covers all employees of the Bank who are employed on a full-time basis, provided such employee has attained the age of 21, has completed a period of service of one year, as defined, and is classified as a salaried employee or as an hourly-paid employee regularly scheduled to complete at least 870 hours of service in a plan year, as defined, with the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       Members may direct contributions made by or for them to all or any investment funds in 1% increments. A member is 100% vested at all times for his salary deferred contributions. The employer's contributions and related earnings or losses made to a member's account are vested 20% after one year of service; 40% after two years of service; 60% after three years of service; 80% after four years of service; and 100% after five years of service.

       The Bank has agreed to match the employees' contributions to the trust in an amount equal to 90% of a certain percentage of each member's salary deferred contributions as established by the Bank from time to time, up to a maximum of 5.4%. Member contributions are limited to the lesser of 11% of the member's compensation, as defined, or such amount permissible under the Internal Revenue Code (the Code). All contributions are paid to the investment manager by the Bank.

       After a member's separation from service with the Bank for any reason (retirement, termination, etc.), the vested portion of his account shall be distributed as a cash lump-sum payment. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. If the Plan were terminated, however, all members of the Plan would automatically become 100% vested in their fund balances.

       Although the Bank has not expressed an intent to terminate the Plan, it may do so at any time by action of its Board of Directors.


 (3)   Forfeitures

       Forfeitures arising from the termination of members who were not fully vested shall be used by the Bank to reduce its contributions.


 (4)   Federal Income Taxes

       The Internal Revenue Service (IRS) issued its latest determination letter on May 6, 1997 which stated that the Plan and its underlying trust qualify under the applicable provisions of the Code and, therefore, are exempt from Federal income taxes. In the opinion of the Plan's trustees, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.


                                                                     (Continued)

                              TRENTON SAVINGS BANK
                          EMPLOYEE'S THRIFT/401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



 (5)   Investments

       The following is a summary of individual investments that represent 5% or more of net assets available for benefits at December 31, 1998 and 1997:


                                                   1998               1997
                                             ---------------    ---------------
RSI Retirement Trust:
     Core Equity Fund                      $        627,216     $      616,414
     Emerging Growth Equity Fund                    117,976            182,522
     Short-Term Investment Fund                     103,319            310,433
     Intermediate-Term Bond Fund                    177,033            193,718
     Actively Managed Bond Fund                     181,069            226,520
     Employer Stock Fund                   $      2,930,697     $    1,909,986
                                             ===============    ===============



 (6)   Loans Receivable

       Participants may borrow from their fund accounts at a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding twelve months or 50% of the net value of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Principal and interest is paid ratably through bi-weekly payroll deductions.


 (7)   Management Fees

       Costs of management services rendered on behalf of the Plan were paid by the Bank for the years ended December 31, 1998 and 1997.


 (8)   Plan of Merger

       The Bancorp signed a definite agreement and plan of merger on September 7, 1998 providing for the merger with and into Sovereign Bancorp, Inc. Under terms of the merger agreement, each share of the Bancorp will be exchanged for .80 shares of Sovereign Bancorp, Inc. common stock. The merger is expected to be completed in the second quarter of 1999 and is pending shareholder and regulatory approval.

                                                                      Schedule 1
                                                                      ----------



                              TRENTON SAVINGS BANK
                         EMPLOYEE'S THRIFT/401(k) PLAN

          Item 27(a) - Schedule of Assets Held for Investment Purposes

                               December 31, 1998












                                                    Current
                                        Cost         value
                                  -------------    ---------
Description
RSI Retirement Trust:
 Core Equity Fund                 $     215,350   $  627,216
 Emerging Growth Equity Fund             93,288      117,976
 Value Equity Fund                       54,598       63,246
 International Equity Fund               20,133       24,746
 Short-Term Investment Fund             103,135      103,319
 Intermediate-Term Bond Fund            174,554      177,033
 Actively Managed Bond Fund             174,643      181,069
Employer Stock Fund                   1,705,774    2,930,697
Cash and cash equivalents                   584          584
Loans receivable                        148,545      153,794
                                  -------------   ----------
                                  $   2,690,604   $4,379,680
                                  =============   ==========

                                                                      Schedule 2
                                                                      ----------


                              TRENTON SAVINGS BANK
                         EMPLOYEE'S THRIFT/401(k) PLAN

                Item 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1998












                                        Sales                          Purchases
                                        -----                          ---------

                                                              Net
                            Number                            Gain     Purchase
                           of Units      Cost     Proceeds   (Loss)      Price
                           --------   ---------   --------   ------    ---------
Core Equity Fund            Various   $ 357,343   357,343        -       223,476
Employer Stock Fund         Various     825,054   811,122   (13,932)     996,704
Marine Midland Bank
Short-Term
 Investment Fund            Various     707,430   707,430        -       706,453
RSI Short -Term
 Investment Fund            Various     378,987   378,987        -       165,250
                                        =======   =======    ======      =======

The Board of Directors
Peoples Bancorp, Inc.:


We consent to incorporation by reference in the registration statement on Form 11-K of Peoples Bancorp, Inc. of our report dated January 25, 1999, relating to the consolidated statements of condition of Peoples Bancorp, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1998, which report appears in the December 31, 1998 annual report on Form 10-K of Peoples Bancorp, Inc.

                                              /s/ KPMG LLP

Short Hills, New Jersey
June 29, 1999

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  TRENTON SAVINGS BANK, FSB 401(K)
                                  PROFIT SHARING PLAN




Date:   June 21, 1999       By:   /s/ Patricia F. Pikus
                                  -----------------------------------------
                            Name: Patricia F. Pikus
                            Title: Assistant Vice President
                                   HSBC BankUSA as Trustee